Katherine Terrell Frank kfrank@velaw.com

Tel +1.214.220.7869 Fax +1.214.999.7869

October 16, 2023

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Perry Hindin

Re:	HF Sinclair Corporation

Registration Statement on Form S-4

Filed September 22, 2023

File No. 333-274655

Holly Energy Partners, L.P.

Schedule 13E-3 filed by Holly Energy Partners, L.P., HF Sinclair Corporation,

Navajo Pipeline Co., L.P., Holly Apple Holdings LLC, Holly Logistic Services, L.L.C., and HEP Logistics Holdings, L.P.

Filed September 22, 2023

File No. 005-80393

Dear Mr. Hindin:

On behalf of our client, HF Sinclair Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2023, with respect to the Registration Statement on Form S-4, File No. 333-274655, filed by the Company with the Commission on September 22, 2023 (the “Form S-4”), and the Schedule 13E-3, File No. 005-80393, filed by Holly Energy Partners, L.P., the Company, Navajo Pipeline Co., L.P., Holly Apple Holdings LLC, Holly Logistic Services, L.L.C., and HEP Logistics Holdings, L.P. (collectively, the “13E-3 Filing Persons”) with the Commission on September 22, 2023 (the “Schedule 13E-3”).

In connection with the submission of this letter, the Company is filing Amendment No. 1 to the Form S-4 (the “Amended Form S-4”), and the 13E-3 Filing Persons are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Form S-4 and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff and other updating information.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers in the headings and in the responses under the headings refer to pages in the Amended Form S-4. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Form S-4.

Schedule 13E-3 filed by Holly Energy Partners, L.P. and Registration Statement on Form S-4 filed by HF Sinclair Corporation

General

1.

Disclosure indicates that the GP Board and the Parent Entities believe that the Merger is both substantively and procedurally fair to “HEP Unaffiliated Unitholders.” Please note that the staff considers officers and directors of HEP to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase “HEP Unaffiliated Unitholders” applies to any other directors and officers of HEP who are not affiliated with HF Sinclair, Holdco, HLH, the General Partner and their respective affiliates. Disclosure regarding the Board’s fairness determination with respect to the phrase “HEP Unaffiliated Unitholders,” as opposed to unaffiliated holders of HEP Common Units, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, on page ii of the Amended Form S-4 and page 2 of the Amended Schedule 13E-3, the Company and the 13E-3 Filing Persons have revised the definition of “HEP Unaffiliated Unitholders” to clarify that an HEP Unaffiliated Unitholder does not include officers and directors of HF Sinclair, Holdco, HLH, the General Partner or their respective affiliates.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	Trammell Crow Center, 2001 Ross Avenue, Suite 3900 Dallas, TX 75201-2975 Tel +1.214.220.7700 Fax +1.214.220.7716 velaw.com

October 16, 2023 Page 2

2.	Please include a form of HEP’s and HF Sinclair’s proxy cards in the next amendment.

RESPONSE: In response to the Staff’s comment, the Company and the 13E-3 Filing Persons have included the forms of HF Sinclair and HEP’s proxy cards as Exhibit 99.2 and Exhibit 99.3, respectively, to the Amended Form S-4 and as Exhibit (a)(4) and Exhibit (a)(5), respectively, to the Amended Schedule 13E-3.

Prior Stock Purchases, page 34

3.

Disclosure in this section sets forth information about HEP Common Units purchased by HEP during the past two years and by the other filing persons in the last 60 days. Please revise to provide the disclosure described in Item 1002(f) of Regulation M-A. See Item 2 of Schedule 13E-3.

RESPONSE: In response to the Staff’s comment, on page 34 of the Amended Form S-4, the Company has revised the disclosure to clarify that none of the General Partner or the Parent Entities (constituting all of the other filing persons) has purchased HEP Common Units in the last two years.

Cautionary Statement Regarding Forward-Looking Statements, page 36

4.

Disclosure states that “[t]he statements contained or incorporated by reference in this joint proxy statement/prospectus relating to matters that are not historical facts are ‘forward-looking statements’ (as defined under federal securities laws)...” The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy statement/prospectus to remove any reference to such safe harbor provisions. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

RESPONSE: In response to the Staff’s comment, on page 36 of the Amended Form S-4, the Company has revised the disclosure to remove the parenthetical reference to “federal securities laws” to avoid any implication that the Company was referring to Exchange Act Section 21E or Securities Act Section 27A. The Company acknowledges that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. The Company has retained the disclosure that highlights the forward-looking statements and identifies the risks that may materially impact these statements in order to obtain the protection of the bespeaks caution doctrine, which applies notwithstanding the inapplicability of the statutory safe harbors. The Company will refrain from references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in future filings relating to this going private transaction.

Background of the Merger, page 42

5.	Refer to the following disclosure:

•

the last paragraph on page 43 indicating that on May 3, 2023, “the HF Sinclair Board held a special meeting...and received presentations from representatives of HF Sinclair management and Barclays on the potential transaction” and “[f]ollowing the HF Sinclair Board meeting, the HF Sinclair Conflicts Committee held a meeting” and “the HF Sinclair Conflicts Committee reviewed and discussed financial analyses prepared by HF Sinclair management and Barclays regarding the potential terms of a proposal;”

•

the last paragraph on page 45 indicating that on June 12, 2023, “HF Sinclair management held a meeting with members of the HEP Conflicts Committee” and “[d]uring the meeting...representatives of Barclays, delivered a presentation to the HEP Conflicts Committee regarding the Proposed Transaction;”

•

the last paragraph on page 46 indicating that on July 21, 2023 “...Barclays reviewed with the HF Sinclair Conflicts Committee additional materials regarding a potential counterproposal in response to the First HEP Committee Counterproposal;”

•	the last paragraph on page 47 indicating that on August 1, 2023 “...Barclays presented certain updated financial analyses...;” and

•	the first paragraph on page 49 indicating that “...Barclays presented certain updated materials...”

Each presentation, discussion, or report held with or presented by Barclays, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Barclays during the HF Sinclair Conflicts Committee’s evaluation of the transaction, to the extent not already disclosed, and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

October 16, 2023 Page 3

RESPONSE: In response to the Staff’s comment, on pages 70 and 71 of the Amended Form S-4, the Company has revised the disclosure to include descriptions of Barclays’ other written and oral presentations referenced in the Staff’s comment (the “Additional Barclays’ Presentations”). Further, the 13E-3 Filing Persons have included the Additional Barclays’ Presentations as Exhibits (c)(2)(A)-(E) to the Amended Schedule 13E-3.

Position of HF Sinclair, Holdco and Merger Sub as to the Fairness of the Merger, page 51

6.

The second full paragraph on page 52 indicates that in making their determination of fairness, the Parent Entities “considered” the “factors considered by, and findings of, the HEP Conflicts Committee and the GP Board.” To the extent that Parent Entities intend to rely on the HEP Conflicts Committee’s and GP Board’s analyses as opposed to providing their own analysis that satisfies the disclosure described in Item 1014(b) of Regulation M-A, the Parent Entities must expressly adopt such discussion. See Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981). Please revise accordingly.

RESPONSE: In response to the Staff’s comment, on page 52 of the Amended Form S-4, the Company has revised the disclosure to clarify that the Parent Entities expressly adopted the HEP Conflicts Committee’s and the GP Board’s analyses.

Recommendation of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations, page 56

7.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors in clauses (vi) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the GP Board’s fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why the GP Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. Please also consider this comment with respect to the position of the Parent Entities as to the fairness of the Rule 13e-3 transaction to the extent they expressly adopt the analyses of the HEP Conflicts Committee and the GP Board.

RESPONSE: In response to the Staff’s comment, on page 62 of the Amended Form S-4, the Company has revised the disclosure to (a) address the factors in clauses (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A and (b) explain why the GP Board believes that the Merger is fair in the absence of the procedural safeguard in Item 1014(c) of Regulation M-A. Further, the Company respectfully advises the Staff that the Company has considered the position of the Parent Entities as to the fairness of the Merger and has expressly adopted the analyses of the HEP Conflicts Committee and the GP Board as stated in response to Comment 6 and as reflected on page 52 of the Amended Form S-4.

Unaudited Projected Financial Information, page 62

8.	Please revise the discussion to quantify the assumptions described in the first, second, fourth and sixth bullet points on page 63 and the two bullet points on page 64.

RESPONSE: In response to the Staff’s comment, on pages 63 and 64 of the Amended Form S-4, the Company has revised the disclosure to quantify the assumptions described in the first and second bullet points on page 63 and the fourth, sixth, seventh and eighth bullet points on page 64. The Company respectfully advises the Staff that while the assumptions made in the last bullet point on page 64 (i.e., “other general business, market and industry assumptions”) do not lend themselves to quantification and were not quantified, the Company has expanded the disclosure regarding these assumptions.

Summary of Barclays Discussion Material, page 68

9.

The disclosure indicates that the “following description of the Barclays Discussion Materials is qualified in its entirety by reference to the relevant Barclays Discussion Materials included as an exhibit to the Schedule 13E-3...” and that “[s]uch description does not purport to be complete...” Please revise to remove the implication that the summary is not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions. You can direct investors to read the exhibit agreement for a more complete discussion.

RESPONSE: In response to the Staff’s comment, on page 69 of the Amended Form S-4, the Company has revised the disclosure to remove the implication that the summary is not complete.

Opinion of the Financial Advisor to the HEP Conflicts Committee, page 70

10.

Please confirm that the “projected financial data,” “operation projections,” and “forecasts” referenced in the fourth, fifth and seventh bullet points, respectively, on page 71 are the “Projections” disclosed on page 62. If not, please disclose such information in the proxy statement/prospectus.

RESPONSE: In response to the Staff’s comment, the Company confirms that the “projected financial data,” “operation projections,” and “forecasts” referenced in the fourth, fifth and seventh bullet points, respectively, on page 72 of the Amended Form S-4 are the same “Projections” disclosed on page 62 of the Amended Form S-4.

October 16, 2023 Page 4

11.

Please advise, with a view towards disclosure, whether the implied assumptions referenced in clauses (i) through (iii) in the last paragraph on page 71 are included in the assumptions to the Projections disclosed on pages 63 and 64 or are additional assumptions to the Projections that would assist Unitholders in evaluating Intrepid’s fairness opinion and analyses.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 64 of the Amended Form S-4. The Company respectfully confirms to the Staff that the assumptions to the Projections disclosed on pages 63 and 64 of the Amended Form S-4 include all implied assumptions referenced in clauses (i) through (iii) in the last paragraph on page 72 and the first paragraph on page 73 of the Amended Form S-4.

*  *  *  *  *

October 16, 2023 Page 5

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (214) 220-7869 or kfrank@velaw.com.

Very truly yours,

/s/ Katherine Terrell Frank
Katherine Terrell Frank of Vinson & Elkins L.L.P.

Enclosures

cc:	Vaishali S. Bhatia, HF Sinclair Corporation

E. Ramey Layne, Vinson & Elkins L.L.P.

Hillary H. Holmes, Gibson, Dunn & Crutcher LLP

Tull R. Florey, Gibson, Dunn & Crutcher LLP